

Rabobank Nederland

Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




05005784


PROCESSING
SEC MAIL
RECEIVED
FEB 1 1 2005
179
SECTION
WASH., D.C.

Our reference BB/jcd

Date January 3, 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed press releases from the period january 2005 and the Pricing Supplements of January 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL



Rabobank



Latest News

17 January 2005

RABOBANK LOOKS BACK ON SUCCESSFUL 2004

Heemskerk: Expected rise in profits of around 12 percent in 2004

Rabobank Group clearly underwent a period of strong growth in 2004.
During his New Year's speech, Mr H. (Bert) Heemskerk, chairman of the Executive Board, said he expects an increase in the financial results for 2004 of "approximately twelve percent". "I am satisfied with the outcome, it is a commendable result. I am particularly pleased by the fact that there was good performance across the entire breadth of the group."

Heemskerk: "The local member banks have realised excellent growth despite a lacklustre economy and all the activities relating to consolidation aimed at improving the service provided to customers. The Wholesale division likewise achieved good results both nationally and internationally. Our country banking activities particularly grew at a strong pace. The subsidiary companies including Interpolis, De Lage Landen, Robeco, FGH, Rabo Real Estate, Gilde, Schretlen, Stroeve and Alex all performed extremely well. As a group we can be proud of our accomplishments," says the chairman of the Executive Board. "Our achievements have also not gone unnoticed in the market. Rabobank's own 'Jochem de Bruin' portrays us as we are: the underdog that has risen to become a leading bank that still remains nearby and involved in society."

Asia Relief Effort via Employee Fund and the Rabobank Development Programme
Heemskerk announced that Rabobank will continue to provide assistance to the affected areas in Asia even after the immediate needs have been met. A number of initiatives were instigated within the Rabobank organisation immediately following the disaster. Following the first phase of emergency aid, Rabobank will focus its assistance explicitly and concretely on the reconstruction effort in Asia. A Rabobank Employee Fund has been created ahead of schedule for this purpose. Employees can contribute to this fund and Rabobank Nederland will double all contributions. Under

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the auspices of the Rabobank Development Programme, the funds will be channelled via the Rabobank Foundation for the recovery, restart or in some cases new beginning of projects in India, Sumatra and Sri Lanka with which the bank has had a long-term relationship.

Heemskerk expects that the diversity of initiatives within the Rabobank Group will collectively raise a total amount in excess of one million euros for the relief effort in Asia.

Appendix: Overview of the partner organisations in Asia to receive financing.

Return to the overview

 Top

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1211A
TRANCHE NO: 1

EUR 28,200,000 FIXED RATE TO FLOATING RATE BONDS DUE JANUARY 2020

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 4 January 2005.

This Pricing Supplement, under which the Bonds described herein (the "**Bonds**") are issued, contains the final terms of the Bonds and must be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" shall have the same meaning.

1	Issuer:		Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1211A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 28,200,000
	(ii)	Tranche:	EUR 28,200,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	EUR 28,200,000
6	Specified Denominations:		EUR 50,000
7	Issue Date:		6 January 2005
8	Maturity Date:		6 January 2020
9	Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax):		No
10	Interest Basis:		6.20 per cent. Fixed Rate changing into Floating Rate thereafter
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Fixed Rate until 6 January 2010 and Floating Rate thereafter
13	Put/Call Options:		Not Applicable
14	Status of the Bonds:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Bond Provisions**		Applicable from and including 6 January 2005 to but excluding 6 January 2010
	(i)	Rate of Interest:	6.20 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 January in each year from and including 6 January 2006 to an including 6 January 2010.
	(iii)	Fixed Coupon Amount(s):	EUR 3,100 per EUR 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable

(v)	Day Count Fraction (Condition 1(a)):	30 / 360 (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	Not Applicable

18 Floating Rate Provisions — Applicable from and including 6 January 2010 to but excluding the Maturity Date

(i) Interest Period(s): Annual

The first Interest Period will run from and including 6 January 2010 to but excluding 6 January 2011

Subsequent interest periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date

(ii) Specified Interest Payment Dates: 6 January of each year from and including 6 January 2011 to and including 6 January 2020

(iii) Business Day Convention: Following Business Day Convention

(iv) Business Centre(s) (Condition 1(a)): TARGET

(v) Manner in which the Rate(s) of Interest is/are to be determined: Screen Rate Determination:

(A) Initially, the Floating Rate of Interest shall be:

3.50 x (Ten Year Swap Rate – Two Year Swap Rate – 0.25 per cent.)

where:

"Ten Year Swap Rate" means the ten year mid swap rate in EUR on an annual 30 / 360 basis versus six month EURIBOR on a semi-annual actual / 360 basis which appears on Reuters Page ISDAFIX2 under the heading "EURIBOR BASIS" as of 11:00 a.m., Frankfurt time, five TARGET Business Days prior to the last day of the relevant Interest Period; and

"Two Year Swap Rate" means the two year mid swap rate in EUR on an annual 30 / 360 basis versus six month EURIBOR on a semi-annual actual / 360 basis which appears on Reuters Page ISDAFIX2 under the heading "EURIBOR BASIS" as of 11:00 a.m., Frankfurt time, five TARGET Business Days prior to the last day of the relevant Interest Period.

(B) Following the occurrence of a Trigger Event, the Floating Rate of Interest for all subsequent Interest Periods (excluding the Interest Period in which such Trigger Event occurs) shall be:

EUR Ten Year Swap Rate + 1.00 per cent.

where:

"EUR Ten Year Swap Rate" means the ten year mid swap rate in EUR on an annual 30 / 360 basis versus six month EURIBOR on a semi-annual actual / 360 basis which appears on Reuters Page ISDAFIX2 under the heading "EURIBOR BASIS" as of 11:00 a.m., Frankfurt time, two TARGET Business Days prior to the first day of the relevant Interest Period; and where

the "Trigger Event" will occur when the sum of all previous Fixed Rates of Interest and Floating Rates of Interest plus the Floating Rate of Interest determined on the relevant Interest Determination Date becomes greater than 44.00 per cent.

(C) If no Trigger Event occurs, an extra coupon will be paid on the Maturity Date of:

44.00 per cent. – Cumulative Interest Rate

where:

"Cumulative Interest Rate" is the sum of all previous Fixed Rates of Interest and Floating Rates of Interest and in addition the Floating Rate of Interest payable on the Maturity Date in accordance with Item 18(v)(A) above

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	BNP Paribas (the "Calculation Agent")
(viii)	Screen Rate Determination (Condition 1(a)):	
	– Relevant Time:	See Item 18(v)
	– Interest Determination Date:	See Item 18(v)
	– Primary Source for Floating Rate:	See Item 18(v)

	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	TARGET
	– Benchmark:	See Item 18(v)
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	See Item 18(v)
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30 / 360 (unadjusted)
(xiv)	Rate Multiplier:	See Item 18(v)(A)
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Bonds, if different from those set out in the Conditions:	Not Applicable

19	**Zero Coupon Bond Provisions**	Not Applicable
20	**Index Linked Interest Bond Provisions**	Not Applicable
21	**Dual Currency Bond Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 50,000 per Bond of EUR 50,000 specified denomination
25	**Early Redemption Amount**		Applicable
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Bonds	Yes

only) (Condition 8(f)):

GENERAL PROVISIONS APPLICABLE TO THE BONDS

26	**Form of Bonds:**	Bearer Bonds
	(i) Temporary or permanent Global Bond/Certificate:	Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent Global Bond
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment:	Not Applicable
30	Details relating to Instalment Bonds:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Bonds are represented by a permanent Global Bond and the permanent Global Bond is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Bondholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Bondholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	BNP Paribas
36	Additional selling restrictions:	Not Applicable
37	Costs of Issue:	Not Applicable

38	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0208160589
40	Common Code:	20816058
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Bonds are:	Deutsche Bank AG London as Fiscal Agent BNP Paribas as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro producing a sum of (for Bonds not denominated in Euro):	Not Applicable
46	In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	4 January 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ____________________
Duly authorised

EXECUTION COPY

Pricing Supplement

RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1209A
TRANCHE NO: 1
AUD 200,000,000 5.50 per cent. Notes due 5 January 2011

TD Securities
Commonwealth Bank of Australia
ING Belgium SA/NV
ABN AMRO BANK N.V.
Deutsche Bank AG London
KBC Bank NV
Royal Bank of Canada Europe Limited

Rabobank International
Fortis Bank nv-sa
UBS Limited
Banque et Caisse d'Epargne de l'Etat, Luxembourg
Dexia Banque International á Luxembourg, société anonyme acting under the name of Dexia Capital Markets

The date of this Pricing Supplement is 4 January 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch ("**Rabobank Australia Branch**"), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

US Selling Restrictions

The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered directly or indirectly in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A of the Securities Act. Reg. S Category 2 selling restrictions and TEFRA D Rules, as more fully specifically described in the Offering Circular and Subscription Agreement, will apply.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities

Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Australia

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager represents that, in connection with the primary distribution of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager agrees that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom would cause the Issuer or Rabobank Australia Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "Australian Tax Act") as a result of section 128F(5) of the Australian Tax Act.

The Netherlands

Each Manager has represented and agreed that the Notes qualify as "Euro-Securities" *(Euro-effecten)* within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different states in the European Union or the European Economic Area; (ii) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

Each of the Managers has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

There has been no significant adverse change in the financial or trading position of the Issuer, the Guarantor or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "Stabilising Agent") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1209A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 200,000,000
	(ii)	Tranche:	AUD 200,000,000
5	(i)	Issue Price:	100.99 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	AUD 198,230,000 (less agreed expenses)
6	Specified Denominations:		AUD 2,000, AUD 5,000, AUD 100,000
7	(i)	Issue Date:	5 January 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		5 January 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	5 January in each year commencing on 5 January 2006 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	AUD 110.00 on each denomination of AUD 2,000, AUD 275.00 on each denomination of AUD 5,000, AUD 5,500.00 on each denomination of AUD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes in bearer form not earlier than 40 days after the date on which the notes are issued, upon certification as to non-US beneficial ownership.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note and the Temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) The Toronto-Dominion Bank Commonwealth Bank of Australia Fortis Bank nv-sa ING Belgium SA/NV UBS Limited ABN AMRO Bank N.V. Banque et Caisse d'Epargne de l'Etat, Luxembourg Deutsche Bank AG London Dexia Banque Internationale á Luxembourg, société anonyme acting under the name of Dexia Capital Markets KBC Bank NV Royal Bank of Canada Europe Limited
	(ii)	Stabilising Manager(if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	Combined management and underwriting commission is 0.275 per cent. of the principal amount of the Notes. Selling commission: 1.60 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	<u>US Selling Restrictions</u> The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered directly or indirectly in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A of the Securities Act. Reg. S Category 2 selling restrictions and TEFRA D Rules (as more fully specifically described in the Offering Circular and Subscription Agreement) will apply.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

Each Manager has represented and agreed that the Notes qualify as "Euro-Securities" *(Euro-effecten)* within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different states in the European Union or the European Economic Area; (ii) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

Each of the Managers has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager represents that, in connection with the primary distribution of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager agrees that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom would cause the Issuer or Rabobank Australia Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "**Australian Tax Act**") as a result of section 128F(5) of the Australian Tax Act.

37	Cost of Issue:	Not Applicable

38	Subscription Period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0207887398
40	Common Code:	20788739
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent and Deutsche Bank Luxembourg S.A., as Paying Agent, Transfer Agent, Exchange Agent and Registrar

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.58, producing a sum (for Notes not denominated in Euro) of:	Euro 116,000,000
46	in the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	4 January 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the Guarantor:

By:

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1213A

TRANCHE NO: 1

EUR 108,000,000 Multi-Callable Accrual Fixed Rate Bonds due January 10, 2025

Issue Price: 100.00 per cent.

CALYON

The date of this Pricing Supplement is January 6, 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated October 15, 2004 (the "**Offering Circular**"), issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since June 30, 2004 and no material adverse change in the financial position or prospects of the Issuer since December 31, 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1213A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 108,000,000
	(ii) Tranche:	EUR 108,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date and Interest Commencement Date:	January 10, 2005
8	Maturity Date:	January 10, 2025
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior Bonds
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
(i)	Rate (s) of Interest:	The Calculation Agent shall determine the Rate of Interest for each Interest Payment Date for each Specified Denomination in accordance with the following formula : 6.12% x (InDays / PeriodDays) <u>Where</u>: **"InDays"** designates the number of calendar days in each relevant **Observation Period** on which the **Underlying Reference** is greater than or equal to 0.10%. **"PeriodDays"** is the number of calendar days in each **Observation Period** **"Observation Period"** means for every Interest Period, the period from and including an Interest Payment Date to but excluding the immediately following Interest Payment Date, provided that the Underlying Reference for each calendar days of the Observation Period following the fifth Business Day prior to the end of the relevant Observation Period will be the one determined on this fifth Business Day before the end of the relevant Observation Period. For the avoidance of doubt the first Observation Period will start on the Issue Date and will end on the first Interest Payment Date. **"Underlying Reference"** means the resultant figure of the following formula; **[EUR 10 year CMS - EUR 2 year CMS]** **"EUR 10 year CMS"** means the annual swap rate for a euro swap transactions with a maturity of ten year, expressed as a percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on each day of the Observation Period.

"EUR 2 year CMS" means the annual swap rate for a euro swap transactions with a maturity of two year, expressed as a percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt on each day of the Observation Period.

During each relevant **Observation Period, the Underlying Reference** will be observed daily. For any calendar day of the Observation Period which is not a Target Business Day, the relevant rate for the **Underlying Reference** will be that of the immediately preceding Target Business Day.

If the Reuters Screen Page ISDAFIX2 is cancelled or unavailable, the fall back provisions described under the Definition of "EUR-Annual Swap Rate – Reference Banks" contained within the Annex to the 2000 ISDA Definitions shall apply, save that the sentence "on the day that is two TARGET Settlement Days preceding that Reset Date" shall be replaced by "on the day on which the EUR CMS 10 year and/or the EUR CMS 2 year is cancelled or unavailable".

For the avoidance of doubt, in the event of any inconsistency between the capitalised terms defined in this Pricing Supplement and/or the Conditions on the one hand and in the 2000 ISDA Definitions on the other, the capitalised terms defined in this Pricing Supplement and/or the Conditions shall prevail.

(ii)	Interest Payment Date(s):	Annually every January 10 in each year commencing January 10, 2006 and ending on the Maturity Date
(iii)	Fixed Coupon Amount (s):	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	*Day Count Fraction (Condition 1(a)):*	*30/360, unadjusted*
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	

Calculation Agent means CALYON

18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) *Temporary or permanent global* Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre (Condition 8(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:		CALYON

36	Additional selling restrictions:	The Netherlands The Dealer has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, in or outside The Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0207711945
40	Common Code:	20771194
41	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, and CALYON as Determination and Calculation Agent.
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	January 6, 2005
49	Date of Base Offering Circular:	October 15, 2004

Signed on behalf of the Issuer:

By:



Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1214A

TRANCHE NO: 1

EUR 100,000,000 Multi-Callable Accrual Fixed Rate Bonds due January 10, 2025

Issue Price: 100.00 per cent.

CALYON

The date of this Pricing Supplement is January 6, 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated October 15, 2004 (the "**Offering Circular**"), issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since June 30, 2004 and no material adverse change in the financial position or prospects of the Issuer since December 31, 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1214A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date and Interest Commencement Date:	January 10, 2005
8	Maturity Date:	January 10, 2025
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior Bonds
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
(i)	Rate (s) of Interest:	The Calculation Agent shall determine the Rate of Interest for each Interest Payment Date in accordance with the following formula : 5.95% x (InDays / PeriodDays) Where: **"InDays"** designates the number of calendar days in each relevant **Observation Period** on which the **Underlying Reference** is greater than or equal to 0.05%. **"PeriodDays"** is the number of calendar days in each **Observation Period** **"Observation Period"** means for every Interest Period, the period from and including an Interest Payment Date to but excluding the immediately following Interest Payment Date, provided that the Underlying Reference for each calendar days of the Observation Period following the fifth Business Day prior to the end of the relevant Observation Period will be the one determined on this fifth Business Day before the end of the relevant Observation Period. For the avoidance of doubt the first Observation Period will start on the Issue Date and will end on the first Interest Payment Date. **"Underlying Reference"** means the resultant figure of the following formula; **[EUR 10 year CMS - EUR 2 year CMS]** **"EUR 10 year CMS"** means the annual swap rate for a euro swap transactions with a maturity of ten year, expressed as a percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on each day of the Observation Period.

"EUR 2 year CMS" means the annual swap rate for a euro swap transactions with a maturity of two year, expressed as a percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt on each day of the Observation Period.

During each relevant **Observation Period,** the **Underlying Reference** will be observed daily. For any calendar day of the Observation Period which is not a Target Business Day, the relevant rate for the **Underlying Reference** will be that of the immediately preceding Target Business Day.

If the Reuters Screen Page ISDAFIX2 is cancelled or unavailable, the fall back provisions described under the Definition of "EUR-Annual Swap Rate – Reference Banks" contained within the Annex to the 2000 ISDA Definitions shall apply, save that the sentence "on the day that is two TARGET Settlement Days preceding that Reset Date" shall be replaced by "on the day on which the EUR CMS 10 year and/or the EUR CMS 2 year is cancelled or unavailable".

For the avoidance of doubt, in the event of any inconsistency between the capitalised terms defined in this Pricing Supplement and/or the Conditions on the one hand and in the 2000 ISDA Definitions on the other, the capitalised terms defined in this Pricing Supplement and/or the Conditions shall prevail.

(ii)	Interest Payment Date(s):	Annually every January 10 in each year commencing January 10, 2006 and ending on the Maturity Date
(iii)	Fixed Coupon Amount (s):	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	

Calculation Agent means CALYON

18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre (Condition 8(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:		CALYON

36	Additional selling restrictions:	The Netherlands The Dealer has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, in or outside The Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0207711358
40	Common Code:	20771135
41	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, and CALYON as Determination and Calculation Agent.
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	January 6, 2005
49	Date of Base Offering Circular:	October 15, 2004

Signed on behalf of the Issuer:

By:



Duly authorised

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 the date of the latest audited accounts or interim accounts and no material adverse change in the financial position or prospects of the Issuer since31 December 2003 the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 35

	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 349,000
	(i)	Series:	EUR 349,000
	(ii)	Tranche:	EUR 349,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 345,161
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	12 January 2005
8.	Maturity Date:		12 January 2009
9.	Interest Basis:		2.60 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.60 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	12 January in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 2.60 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	12 January in each year, commencing on 12 January 2006
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and

		Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.10 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0209476752
26.	Common Code:	020947675
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DTWB
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 345,161
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Daily Official List ('**Official List**') of Euronext

		Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	Cost of Issue:	Not Applicable
33.	Effective yield at Issue Price of 100%:	2.60 per cent., per annum
34.	Subscription period:	4 January 2005 to 7 January 2005

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

35.	The registered seat of the Issuer is at:	Croeselaan 18, 3521 CB Utrecht, The Netherlands
36.	The domicile and nationality of each Director of the Issuer is as follows:	See attached annual report 2003 (Schedule 1)
37.	(i) The Auditors of the Issuer:	Ernst &Young
	(ii) The registered seat of the auditors of the Issuer:	Utrecht
38.	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 3 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act

that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

39. The Board of Directors of the Issuer approved the issue of the Notes on: 9 November 2004

40. The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

41. **Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

42. Date of Pricing Supplement: 10 January 2005

43. Date of Base Offering Circular: 15 October 2004

Signed on behalf of the Issuer:

By:

Duly authorised

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

SCHEDULE 2

INTERIM REPORT 2004 OF THE RABOBANK GROUP

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1218A

TRANCHE NO: 1

EUR 15,000,000 Callable Range Accrual Notes 2005 due 2008

Issue Price: 100.00 per cent.

Rabobank International

The date of this Pricing Supplement is 12 January 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the 'Stabilising Agent') or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1218A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 15,000,000
	(ii) Tranche:	EUR 15,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	14 January 2005
8	Maturity Date:	14 January 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below, and in accordance with Annex A)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Euronext
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 14 January to but excluding 14 April, from and including 14 April to but excluding 14 July, from and including 14 July to but excluding 14 October, from and including 14 October, to but excluding 14 January in each year

(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 14 January, 14 April, 14 July and 14 October in each year, commencing on 14 April 2005 and ending on the Maturity Date.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Annex A
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	As set out in Annex A
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in Annex A

19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	14 January and 14 July in each year, commencing on 14 July 2005 and ending on 14 July 2007
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable

	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 10,000 per Note of EUR 10,000 Specified Denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8 (f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date of payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Rabobank International If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
36	Additional selling restrictions:	**Greece** Each Dealer has represented and agreed that it has not publicly offered or sold and will not publicly offer or sell any Notes, in, or to persons in, the Hellenic Republic, or engage in advertisements, notices, statements or other actions in the Hellenic Republic, with a view to attracting resident investors in the Hellenic

Annex A

On each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula:

I = 4.15 per cent. x X/Y

Where:

"X" means the number of Fixing Days on which EUR 3 month EURIBOR is within the Range, provided that the EUR 3 Month EURIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the relevant Interest Period.

"EUR 3 month EURIBOR" means the rate for deposits in EUR for a period of 3 months as referred to as "EUR-EURIBOR-Telerate" in the 2000 ISDA Definitions. For the purposes of the definition of EUR-EURIBOR-Telerate, the Reset Date shall be each Fixing Day. If the EUR 3 month EURIBOR is not available, the Calculation Agent shall determine EUR 3 month EURIBOR for such Fixing Date in accordance with the appropriate ISDA Definitions fall-back provisions of "EUR-EURIBOR-Telerate" as specified therein.

"Y" means the number of Fixing Days in the Observation Period.

"Interest Determination Date" means the day that is five Business Days prior to each Specified Interest Payment Date.

"Range" means:

For the period from and including 14 January 2005 to but excluding 14 July 2005:	0.00 per cent. (inclusive) – 2.75 per cent. (inclusive)
For the period from and including 14 July 2005 to but excluding 14 January 2006:	0.00 per cent. (inclusive) – 3.00 per cent. (inclusive)
For the period from and including 14 January 2006 to but excluding 14 July 2006:	0.00 per cent. (inclusive) – 3.25 per cent. (inclusive)
For the period from and including 14 July 2006 to but excluding 14 January 2007:	0.00 per cent. (inclusive) – 3.50 per cent. (inclusive)
For the period from and including 14 January 2007 to but excluding 14 July 2007:	0.00 per cent. (inclusive) – 3.75 per cent. (inclusive)
For the period from and including 14 July 2007 to but excluding 14 January 2008:	0.00 per cent. (inclusive) – 4.00 per cent. (inclusive)

"Fixing Day" means each Business Day during the Observation Period.

"Observation Period" means the period from and including the first day of each Interest Period to and including the last day of each Interest Period.

		Republic to acquire Notes. All applicable provisions of law 876/1979 and Presidential Decree 52/1992, as now in force, must be complied with in respect of anything done with regard to the public offering of Notes in, from or otherwise involving the Hellenic Republic.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0209717031
40	Common Code:	020971703
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: Rabobank International, Utrecht Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No

	(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
	(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR
	(vi)	Amsterdam Listing Agent:	Rabobank Nederland
	(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
48	Date of Pricing Supplement:		12 January 2005
49	Date of Base Offering Circular:		15 October 2004

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 1220A
TRANCHE NO: 1

EUR 1,250,000,000 3.125 per cent. Notes 2005 due 2010

Barclays Bank PLC

Credit Suisse First Boston (Europe)_ Limited

Rabobank International

The date of this Pricing Supplement is 17 January 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated October 15, 2004 (the "**Offering Circular**"), issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*Reglement Procedure Beursnotering*) of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) in its capacity as Amsterdam Listing Agent has not made a due dilligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1220A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,250,000,000
	(ii)	Tranche:	EUR 1,250,000,000
5	(i)	Issue Price:	101.174 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	EUR 1,244,362,500 (less expenses)
6	Specified Denominations:		EUR 1,000
7	Issue Date:		19 January 2005
8	Maturity Date:		19 July 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.125 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	3.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	19 July in each year commencing on 19 July 2005 and ending on 19 July 2010 For the avoidance of doubt there will be a short first coupon from and including the Issue Date to but excluding 19 July 2005
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(vi)	Determination Date(s):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		EUR 1,000 per Note of EUR 1,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and TARGET

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Barclays Bank PLC; Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International); Credit Suisse First Boston (Europe) Limited
	(ii)	Stabilising Agent (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission: 0.100 per cent. of the nominal amount of the Notes and Selling Concession: 1.525 per cent. of the Aggregate Nominal Amount of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	Not Applicable
37		Costs of Issue:	Not Applicable
38		Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0210106695
40	Common Code:	021010669
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Fondscode: 15140 WKN Code: A0DUAR
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Paying Agent and Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):		Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
46	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:		Applicable
	(i)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and 2.1.20 of Schedule B, of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii)	Numbering and letters:	Not Applicable
	(iii)	Whether CF-Form Notes will be issued:	No
	(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
	(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR1,244,362,500
	(vi)	Amsterdam Listing Agent:	Rabobank International
	(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official List ('**Daily Official List**') and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:		3.198 per cent

48	Date of Pricing Supplement:	17 January 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 

Duly authorised signatory

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 the date of the latest audited accounts or interim accounts and no material adverse change in the financial position or prospects of the Issuer since31 December 2003 the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 36

	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 785,000
	(i)	Series:	EUR 785,000
	(ii)	Tranche:	EUR 785,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 777,150
6.	Specified Denominations:		EUR 1,000
7.	(i)Issue Date:		19 January 2005
8.	Maturity Date:		21 January 2008
9.	Interest Basis:		2.35 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.35 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	21 January in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 23.5 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	In the case of the Interest Payment Date falling on 21 January 2006, EUR 23.63 per EUR 1,000 in nominal amount of Notes.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	19 January in each year, commencing on 19 January 2006
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount

18. **Early Redemption Amount**

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank

	International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
(ii) Stabilising Manager (if any):	Deutsche Bank AG London
(iii) Dealer's Commission:	1.00 per cent.
24. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25. ISIN Code:	XS0209900231
26. Common Code:	020990023
27. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DT45
28. Delivery:	Delivery against payment
29. The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30. The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31. In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
(ii) Numbering and letters:	Not Applicable
(iii) Whether CF-Form Notes will be issued:	No
(iv) Numbering and letters of CF-Form Notes:	Not Applicable
(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 777,150
(vi) Amsterdam Listing Agent:	Rabobank Nederland
(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Daily Official

		List ('**Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	Cost of Issue:	Not Applicable
33.	Effective yield at Issue Price of 100%:	2.35 per cent., per annum
34.	Subscription period:	10 January 2005 to 14 January 2005

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

35.	The registered seat of the Issuer is at:	Croeselaan 18, 3521 CB Utrecht, The Netherlands
36.	The domicile and nationality of each Director of the Issuer is as follows:	See attached annual report 2003 (Schedule 1)
37.	(i) The Auditors of the Issuer:	Ernst &Young
	(ii) The registered seat of the auditors of the Issuer:	Utrecht
38.	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 3 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred

to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

39.	The Board of Directors of the Issuer approved the issue of the Notes on:	9 November 2004
40.	The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.	

41. **Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

42.	Date of Pricing Supplement:	17 January 2005
43.	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:

Duly authorised



SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP



SCHEDULE 2

INTERIM REPORT 2004 OF THE RABOBANK GROUP



COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 the date of the latest audited accounts or interim accounts and no material adverse change in the financial position or prospects of the Issuer since31 December 2003 the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 37

	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 715,000
	(i)	Series:	EUR 715,000
	(ii)	Tranche:	EUR 715,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 706,420
6.	Specified Denominations:		EUR 1,000
7.	Issue Date:		26 January 2005
8.	Maturity Date:		26 January 2010
9.	Interest Basis:		2.70 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.70 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	26 January in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 27 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	26 January in each year, commencing on 26 January 2006
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each	Yes, as set out in the Conditions



		Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank

			Nederland.)
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG London
	(iii)	Dealer's Commission:	1.20 per cent.
24.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0210488010
26.	Common Code:	021048801
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DXAY
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:		Applicable
	(i)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii)	Numbering and letters:	Not Applicable
	(iii)	Whether CF-Form Notes will be issued:	No
	(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
	(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 706,420
	(vi)	Amsterdam Listing Agent:	Rabobank Nederland
	(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List (**'Daily Official List'**) of Euronext Amsterdam N.V. and a daily newspaper of



		general circulation in the Netherlands
32.	Cost of Issue:	Not Applicable
33.	Effective yield at Issue Price of 100%:	2.70 per cent., per annum
34.	Subscription period:	17 January 2005 to 21 January 2005

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

35.	The registered seat of the Issuer is at:	Croeselaan 18, 3521 CB Utrecht, The Netherlands
36.	The domicile and nationality of each Director of the Issuer is as follows:	See attached annual report 2003 (Schedule 1)
37.	(i) The Auditors of the Issuer:	Ernst &Young
	(ii) The registered seat of the auditors of the Issuer:	Utrecht
38.	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 3 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being

incidental or conducive to the attainment of the objects specified under above.

39. The Board of Directors of the Issuer approved the issue of the Notes on: 9 November 2004

40. The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

41. **Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

42. Date of Pricing Supplement: 24 January 2005

43. Date of Base Offering Circular: 15 October 2004

Signed on behalf of the Issuer:



By:



Duly authorised



SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

SCHEDULE 2

INTERIM REPORT 2004 OF THE RABOBANK GROUP



EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1229
TRANCHE NO: 1

TRY 100,000,000 13.50 per cent. Notes 2005 due 28 January 2008

TD Securities

Dresdner Kleinwort Wasserstein

Rabobank International

Danske Bank

DZ Bank AG

KBC International Group

Rabobank

The date of this Pricing Supplement is 25 January 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of, anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.



1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	Series Number:		1229A
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		TRY 100,000,000
5	(i)	Issue Price:	(a) in the case of TRY 60,000,000 (launched on 13 January 2005) 100.145 per cent. of the Nominal Amount of the Notes and (b) in the case of TRY 40,000,000 (launched on 21 January 2005) 100.70 per cent. of the Nominal Amount of the Notes
	(ii)	Net proceeds:	TRY 98,742,000 (excluding any agreed expenses)
6	Specified Denominations:		TRY 1,000
7	Issue Date:		28 January 2005
8	Maturity Date:		28 January 2008
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		13.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	13.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	28 January in each year commencing on 28 January 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	TRY 135 on each denomination of TRY 1,000
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 9 March 2005 upon certification as to non-U.S. beneficial ownership



	(ii)	Applicable TEFRA exemption:	D Rules
27		Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Istanbul and Target
28		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30		Details relating to Instalment Notes:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank, Dresdner Bank AG London Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Danske Bank A/S, DZ Bank AG Deutsche Zentral - Genossenschafts-bank, Frankfurt am Main, and KBC Bank NV
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.00 % Selling Commission 0.625 % Management and Underwriting Commission

35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands

The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or



caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Turkey

Pursuant to article 15 of Decree No. 32 containing the foreign exchange rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0210486741
40	Common Code	21048674
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable Euroclear does not accept TRY as an eligible currency. An application will be made for payments under the Notes for this issue to be settled and cleared through Euroclear as and when TRY become eligible. The Toronto-Dominion Bank and

		the Issuer do not accept any responsibility for any delay or subsequent failure of TRY in becoming an eligible currency through Euroclear.
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., Rabo Securities N.V. as Paying Agents and Deutsche Bank Luxembourg S.A. as Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.573705, producing a sum of (for Notes not denominated in Euro):	Euro 57,370,500
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	25 January 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



Name:

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1232A
TRANCHE NO: 1
USD 50,000,000 Callable Range Accrual to Zero Coupon Notes due 27 January, 2035
(the "Notes")

Issue Price: 100.00 per cent

Merrill Lynch International

The date of this Pricing Supplement is 25 January, 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final term of the Notes and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June, 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December, 2003.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	1232A
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	United States Dollar (**"USD"**)
4		Aggregate Nominal Amount:	USD 50,000,000
	(i)	Series:	USD 50,000,000
	(ii)	Tranche:	USD 50,000,000
5	(iii)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(iv)	Net proceeds:	Nct Applicable
6		Specified Denominations:	USD 1,000,000
7	(i)	Issue Date:	27 January, 2005
	(ii)	Interest Commencement Date	27 January, 2005
8		Maturity Date:	27 January, 2035
9		Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10		Interest Basis:	Floating Rate/Zero Coupon (further particulars specified below in items 18 and 19)
11		Redemption/Payment Basis:	Other (further details specified below in item 24)
12		Change of Interest or Redemption/Payment Basis:	Applicable to Interest Basis only

(a) For each Interest Period in the period from (and including) 27 January, 2005 to (but excluding) 27 January, 2020 (the **"Floating Rate Interest Period"**) the Notes shall bear interest on a Floating Rate Interest Basis; and

(b) For each Interest Period in the period from (and including) 27 January, 2020 to (but excluding) 27 January, 2035 (the **"Zero Coupon Interest Period"**) the Notes shall bear interest on a Zero Coupon interest basis.

13	Put/Call Options:	Call (further particulars specified below in item 22)
14	(i) Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable to the Floating Rate Interest Period only
	(i) Interest Period(s):	**"Interest Period"** means the period beginning on (and including) 27th January 2005 and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) a Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	27th January in each year, from (and including) 27 January, 2006 up to (and including) 27 January, 2020.
	(iii) Business Day Convention:	Not Applicable
	(iv) Additional Business Centre(s) (Condition 1(a)):	London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest for each Interest Period (as defined above) shall be determined by the Calculation Agent in accordance with the following formula: 6.90 per cent. per annum x (n/N) Where: **"n"** means the number of calendar days from (and including) the Interest Period start date to (and including) the Interest Period end date on which the CMS Spread (as defined below) is greater than or equal to Zero per cent. **"N"** is the actual number of calendar days from (and including) the Interest Period start date to (and including) the Interest Period end date. **"CMS Spread"** means

CMS30 – CMS2

"CMS30" means the rate for USD Swaps with a maturity of 30 years, as determined by reference to Reuters Screen ISDAFIX1 Page (or such other page or services determined by the Calculation Agent as may replace Reuters Screen ISDAFIX1 Page for the purpose of displaying such rate) under the relevant caption as of 11.00 a.m., New York time on the Interest Determination Date (as defined below) as determined by the Calculation Agent.

"CMS2" means the rate for USD Swaps with a maturity of 2 years, as determined by reference to Reuters Screen ISDAFIX1 Page (or such other page or services determined by the Calculation Agent as may replace Reuters Screen ISDAFIX1 Page for the purpose of displaying such rate) under the relevant caption as of 11.00 a.m., New York time on the Interest Determination Date (as defined below) as determined by the Calculation Agent.

The Reference Rate on the seventh Business Day before the end of the relevant Interest Period will be the applicable Reference Rate for each calendar day following the seventh Business Day prior to the end of the relevant Interest Period.

For the calendar days where the Reference Rate is outside the range the rate shall be zero. per cent. ***for that day only***.

For calendar days, which are not Business Days, the Reference Rate on the immediately preceding Business Day will apply.

"**Interest Determination Date**" means the second (2) New York Business Day (as defined below) prior to the first day of each Specified Interest Period.

"Business Days" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in London and New York.

(vi) Interest Period Date(s): Not Applicable

(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	**"Calculation Agent"** shall mean Merrill Lynch Capital Services, Inc. The Calculation Agent shall act as an independent expert and not as an agent for the Issuer or the Noteholders. All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained by the Calculation Agent shall, in the absence of manifest error, wilful default or bad faith, be final and conclusive and binding on the Issuer, the Calculation Agent, the Paying Agents and all Noteholders and Couponholders; and in the absence of the aforesaid manifest error, wilful default or bad faith, no liability to the Noteholders, Couponholders, the Issuer, or the Paying Agents shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to the Conditions in relation to such determinations.
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
-	Relevant Time:	Not Applicable
-	Interest Determination Date:	Not Applicable
-	Primary Source for Floating Rate:	Not Applicable
-	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
-	Relevant Financial Centre:	Not Applicable
-	Benchmark:	Not Applicable
-	Representative Amount:	Not Applicable
-	Effective Date:	Not Applicable
-	Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable

	(xiii)	Day Count Fraction (Condition 1(a)):	30/360
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Each Interest Period shall be unadjusted for the purpose of calculating the Interest Amount payable in respect of the nominal amount of each Specified Denomination.
19	**Zero Coupon Note Provisions**		Applicable to the Zero Coupon Interest Period only.
	(i)	Amortisation Yield (Condition 7(b)):	6.90 per cent. per annum
	(ii)	Day Count Fraction (Condition 1(a)):	30/360
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Issuer may, on giving irrevocable notice to the Noteholders, in accordance with Condition 15, exercise its option to redeem in whole, but not in part, all of the Notes on 27th January in each year from (and including) 27 January, 2008 up to (and including) 27 January, 2034 (each such date an **"Optional Redemption Date"**) at the Optional Redemption Amount..

(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	(a) For each Optional Redemption Date in the period from (and including) 27 January, 2008 to (and including) 27 January, 2020 the Optional Redemption Amount shall be:

USD 1,000,000 per Note of USD 1,000,000 Specified Denomination.

(b) For each Optional Redemption Date from (and including) 27 January, 2021 to (and including) 27 January, 2034

The Optional Redemption Amount shall be the relevant Amortised Face Amount per Specified Denomination (calculated as provided in Condition 7(b)(i) and as set out in the table below alongside the applicable Optional Redemption Date:

Optional Redemption Date	Amortised Face Amount
27 January, 2021	USD 1,069,000.00
27 January, 2022	USD 1,142,761.00
27 January, 2023	USD 1,221,611.51
27 January, 2024	USD 1,305,902.70
27 January, 2025	USD 1,396,009.99
27 January, 2026	USD 1,492,334.68
27 January, 2027	USD 1,595,305.77
27 January, 2028	USD 1,705,381.87
27 January, 2029	USD 1,823,053.22
27 January, 2030	USD 1,948,843.89
27 January, 2031	USD 2,083,314.12
27 January, 2032	USD 2,227,062.79
27 January, 2032	USD 2,380,730.13
27 January, 2033	USD 2,545,000.51
27 January, 2034	USD 2,720,605.54

(iii)	If redeemable in part:	
	Minimum nominal amount to be redeemed:	Not Applicable
	Maximum nominal amount to be redeemed:	Not Applicable
(iv)	Option Exercise Date(s):	As set out in item 22(i) above.
(v)	Description of any other Issuer's option:	Not Applicable
(vi)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than five (5) Business Days (as defined above) prior to the relevant Optional Redemption Date.

23 Put Option Not Applicable

24	**Final Redemption Amount of Each Note**		272.0605540 per cent. of the Aggregate Nominal Amount of each Note of a Specified Denomination, being USD 2,720,605.54 per USD 1,000,000 Specified Denomination in nominal amount.
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes – for the Floating Rate Interest Period Yes – for the Zero Coupon Interest Period
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and New York The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day to any interest or other sum in respect of such early or postponed payment."

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The provisions in Condition 14 apply
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	Merrill Lynch International
36		Additional selling restrictions:	Not Applicable
37		Costs of Issue	Not Applicable
38		Subscription period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0210540380
40	Common Code:	21054038

41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG. London Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.751323, producing a sum of (for Notes not denominated in Euro):	EUR 37,566,150
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price	Not Applicable
48	Date of Pricing Supplement:	25 January, 2005
49	Date of Base Offering Circular:	15 October, 2004

Signed on behalf of the Issuer:



By: ____________________
Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1205A

TRANCHE NO: 2

EUR 50,000,000 Fixed Rate/Index-linked Notes due 2012

(to be consolidated and form a single series with the EUR 100,000,000 Fixed Rate/Index-linked Notes due 2012 (Series Number: 1205A/1) issued on 21 December 2004)
Issue Price: 100.00 per cent. plus accrued interest from and including 21 December 2004 to but excluding 28 January 2005)

MORGAN STANLEY

The date of this Pricing Supplement is 26 January 2005

Noteholders and prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Noteholders and prospective purchasers of the Notes should conduct their own investigations and, in deciding whether or not to purchase the Notes, prospective purchasers should form their own views of the merits of an investment, based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular issue of Notes as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks in the context of their financial situation. Certain issues of Notes are not an appropriate investment for investors who are unfamiliar with the applicable interest rate indices, currencies, other indices or formulas, or redemption or other rights or options. Investors should also have sufficient financial resources to bear the risks of an investment in the Notes.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15, October 2004, (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*Reglement Procedure Beursnotering*) of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1205A (to be consolidated and form a single series with the EUR 100,000,000 Fixed Rate/Index-linked Notes due 2012 (Series Number 1205A/1) issued on 21 December 2004).
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 150,000,000
	(ii)	Tranche:	EUR 50,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount in respect of the Tranche plus accrued interest from and including 21 December 2004 to but excluding 28 January 2005.
	(ii)	Net Proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 50,260,274.
6	Specified Denominations:		EUR 1,000
7	Issue Date:		28 January 2005
8	Maturity Date:		21 December 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate for the period beginning on and including 21 December 2004 and ending on but excluding 21 December 2006. Index-Linked Interest beginning on and including 21 December 2006 and ending on but excluding the Maturity Date. (Further particulars specified in items 17 and 20 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See item 10 above
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior

15	Listing:	Official segment of the stock market of Euronext Amsterdam N.V. and Luxembourg.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rates of Interest:	5.00 per cent. per annum payable annually in arrear in respect of the period beginning on and including 21 December 2004 and ending on but excluding 21 December 2005 (the "**First Fixed Rate Period**"); and 4.00 per cent. per annum payable annually in arrear in respect of the period beginning on and including 21 December 2005 and ending on but excluding 21 December 2006 (the "**Second Fixed Rate Period**").
	(ii)	Fixed Rate Interest Payment Date(s):	21 December 2005 and 21 December 2006
	(iii)	Fixed Coupon Amount(s):	EUR 50 per EUR 1,000 in nominal amount in respect of the First Fixed Rate Period, and EUR 40 per EUR 1,000 in nominal amount in respect of the Second Fixed Rate Period.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Fixed Rate Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	In respect of each Interest Period (which, for purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) from and including 21 December 2006, the Rate of Interest applicable to the Notes payable annually in arrear will be a percentage rate, as calculated by the Calculation Agent in accordance with the following formula: The greater of [3 x (10y_CMS – 2y_CMS)]

(expressed as a percentage) and 2.00 per cent.

where:

"**10y_CMS**" means the annual swap rate for euro swap transactions with a maturity of ten years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM FRANKFURT" on the Interest Determination Date.

"**2y_CMS**" means the annual swap rate for euro swap transactions with a maturity of two years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM FRANKFURT" on the Interest Determination Date.

If such rates do not appear at such time on such date, the rate for such Interest Period will be determined as if "EUR-ISDA-EURIBOR Swaps Rate – 11.00" comprised the definition attributed to "EUR-Annual Swap Rate – Reference Banks" under the ISDA Definitions provided that in such definition, for the purposes hereof, (i) "Reset Date" means the Start Date for such Interest Period, (ii) "Reference Banks" has the meaning attributed to it in Condition 1(a), (iii) sub-sections (B) and (1) apply, (iv) "Target Settlement Days" means Target Business Days, (v) "Designated Maturity" means (in the case of "10y CMS") ten years and (in the case of "2y CMS") two years and (vi) "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable

	(iv)	Interest Period(s):	Each period beginning on, and including, a Specified Interest Payment Date and ending on, but excluding, the next succeeding Specified Interest Payment Date.
	(v)	Specified Interest Payment Dates:	21 December in each year commencing on 21 December 2007 up to and including the Maturity Date.
	(vi)	Business Day Convention:	Not Applicable
	(vii)	Business Centre(s) (Condition 1(a)):	Not Applicable
	(viii)	Minimum Rate of Interest:	2.00 per cent. per annum
	(ix)	Maximum Rate of Interest:	Not Applicable
	(x)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(xi)	Interest Determination Date:	The date which is two TARGET Business Days preceding the commencement of an Interest Period.
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 1,000 per note of EUR 1,000 specified denomination.
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable

		for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the Temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 39(i) and 40(i). Upon exchange of the Temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Notes issued on 21 December 2004 and the ISIN and Common Code will be those set out in paragraphs 39(ii) and 40(ii).
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i) Temporary ISIN Code:	XS0209455756
	(ii) ISIN Code:	XS0207714022
40	(i) Temporary Common Code:	020945575
	(ii) Common Code:	020771402
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in *accordance* with Condition 12(*a*):	Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V. as in force on the Issue Date.
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No

	(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
	(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 50,260,274.
	(vi)	Amsterdam Listing Agent:	Rabobank Nederland
	(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('Daily Official List') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands.
	(ix)	Amsterdam Security Code (*Fondscode*):	15172
47	Effective yield at Issue Price:		Not Applicable
48	Date of Pricing Supplement:		26 January 2005
49	Date of Base Offering Circular:		15 October 2004

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporation Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1235A
TRANCHE NO: 1
USD20,000,000 Callable Fixed Rate Notes due February 2010

Issue Price: 100.00 per cent.

Barclays Capital

The date of this Pricing Supplement is 28 January 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15th October, 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30th June, 2004 and no material adverse change in the financial position or prospects of the Issuer since 31st December, 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1235A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD20,000,000
	(ii) Tranche:	USD20,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	USD10,000
7	Issue Date:	1 February 2005
8	Maturity Date:	1 February 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

(i)	Rate of Interest:	Year 1: 4.00 per cent. per annum payable semi-annually in arrear Year 2: 4.25 per cent. per annum payable semi-annually in arrear Year 3: 4.50 per cent. per annum payable semi-annually in arrear Year 4: 4.75 per cent. per annum payable semi-annually in arrear Year 5: 5.25 per cent. per annum payable semi-annually in arrear
(ii)	Interest Payment Date(s):	1 February and 1 August in each year, commencing 1 August 2005 and ending on the Maturity Date
(iii)	Fixed Coupon Amount:	For the Interest Period commencing from and Including 1 February 2005, to but excluding 1 February 2006, USD200 per USD10,000 in nominal amount For the Interest Period commencing from and Including 1 February 2006, to but excluding 1 February 2007, USD212.50 per USD10,000 in nominal amount For the Interest Period commencing from and Including 1 February 2007, to but excluding 1 February 2008, USD225 per USD10,000 in nominal amount For the Interest Period commencing from and Including 1 February 2008, to but excluding 1 February 2009, USD237.50 per USD10,000 in nominal amount For the Interest Period commencing from and Including 1 February 2009, to but excluding the Maturity Date, USD262.50 per USD10,000 in nominal amount
(iv)	Broken Amount:	Not Applicable.
(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Date, from and including 1 February 2006, up to and including 1 February 2009
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	USD10,000 per Note of USD10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than five (5) London and New York Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		USD10,000 per Note of USD10,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Registered Notes**
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Barclays Bank PLC

36	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0210899828
40	Common Code:	021089982
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Apllicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.764706, producing a sum of (for Notes not denominated in Euro):	EUR15,294,120
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	28 January 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1233A
TRANCHE NO: 1

TRY 100,000,000 14.50 per cent. Notes 2005 due 3 August 2006

Rabobank International

TD Securities

Deutsche Bank

Dexia Capital Markets

DZ BANK AG

Fortis Bank

KBC International Group

The date of this Pricing Supplement is 31 January 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	Series Number:	1233A
3	Specified Currency or Currencies:	New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:	TRY 100,000,000
5	(i) Issue Price:	(a) in the case of TRY 60,000,000 (launched on 18 January 2005) 100.54 per cent. of the Nominal Amount of the Notes and (b) in the case of TRY 40,000,000 (launched on 28 January 2005) 100.25 per cent. of the Nominal Amount of the Notes
	(ii) Net proceeds:	TRY 99,074,000 (excluding any agreed expenses)
6	Specified Denominations:	TRY 1,000
7	Issue Date:	2 February 2005
8	Maturity Date:	3 August 2006
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	14.50 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	14.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	3 August in each year commencing on 3 August 2005, which will be a short first coupon, and ending on the Maturity Date
	(iii) Fixed Coupon Amounts:	TRY 145 on each denomination of TRY 1,000
	(iv) Broken Amount:	TRY 72.3

	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 14 March 2005 upon certification as to non-U.S. beneficial ownership

	(ii)	Applicable TEFRA exemption:	D Rules
27		Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, Istanbul and Target
28		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30		Details relating to Instalment Notes:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), The Toronto-Dominion Bank, Deutsche Bank AG London, Dexia Banque Internationale à Luxembourg, Société Anonyme, acting under the name of Dexia Capital Markets, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Fortis Bank NV-SA, KBC Bank NV.
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.00 % Selling Commission

		0.35 % Management and Underwriting Commission
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC. No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world. U.S. Selling Restrictions - Reg. S Category 2 TEFRA D. United Kingdom Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the

Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Turkey

Pursuant to article 15 of Decree No. 32 containing the foreign exchange rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0210836408
40	Common Code	21083640
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable Euroclear does not accept TRY as an eligible currency. An application will be made for payments under the Notes for this issue to be settled and cleared through

		Euroclear as and when TRY become eligible. The Toronto-Dominion Bank and the Issuer do not accept any responsibility for any delay or subsequent failure of TRY in becoming an eligible currency through Euroclear.
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.572000, producing a sum of (for Notes not denominated in Euro):	Euro 57,200,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	31 January 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 

Duly authorised

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 the date of the latest audited accounts or interim accounts and no material adverse change in the financial position or prospects of the Issuer since31 December 2003 the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 38

	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("USD")
4.	Aggregate Nominal Amount:		USD 1,019,000
	(i)	Series:	USD 1,019,000
	(ii)	Tranche:	USD 1,019,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	USD 1,007,791
6.	Specified Denominations:		USD 1,000
7.	Issue Date:		02 February 2005
8.	Maturity Date:		02 February 2009
9.	Interest Basis:		3.45 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.45 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	02 February in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	USD 34.5 per USD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable.
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	02 February in each year, commencing on 02 February 2006
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**	Nominal Amount
18.	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and

	Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
(ii) Stabilising Manager (if any):	Deutsche Bank AG London
(iii) Dealer's Commission:	1.10 per cent.
24. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25. ISIN Code:	XS0211106397
26. Common Code:	021110639
27. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DXN8
28. Delivery:	Delivery against payment
29. The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30. The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31. In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
(ii) Numbering and letters:	Not Applicable
(iii) Whether CF-Form Notes will be issued:	No
(iv) Numbering and letters of CF-Form Notes:	Not Applicable
(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately USD 1,007,791
(vi) Amsterdam Listing Agent:	Rabobank Nederland
(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext

		Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	Cost of Issue:	Not Applicable
33.	Effective yield at Issue Price of 100%:	3.45 per cent., per annum
34.	Subscription period:	24 January 2005 to 28 January 2005

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

35.	The registered seat of the Issuer is at:	Croeselaan 18, 3521 CB Utrecht, The Netherlands
36.	The domicile and nationality of each Director of the Issuer is as follows:	See attached annual report 2003 (Schedule 1)
37.	(i) The Auditors of the Issuer:	Ernst &Young
	(ii) The registered seat of the auditors of the Issuer:	Utrecht
38.	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 3 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act

that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

39. The Board of Directors of the Issuer approved the issue of the Notes on: 9 November 2004

40. The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

41. **Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

42. Date of Pricing Supplement: 31 January 2005

43. Date of Base Offering Circular: 15 October 2004

Signed on behalf of the Issuer:

By:

Duly authorised 